Filed by Publicis Groupe S.A.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Publicis Groupe S.A.; Omnicom Group Inc.

Filer’s SEC File No.: 001-14736

Date: October 16, 2013

Publicis Groupe Q3 2013 – Interview with CEO Maurice Lévy

EuroBusinessMedia (EBM) : Publicis Groupee is set to perform a merger of equals with Omnicom to create the world’s largest communications and advertising group. Maurice Lévy, welcome. You are the CEO of Publicis Groupe. We’ll come back to the merger in just a second, but first let’s speak about today’s announcement, your third quarter revenue. What are your comments on the performance of Publicis Groupe in the third quarter ?

Maurice Lévy : In two words ; we are on track. So that’s good. We are extremely satisfied with the numbers we have just released. We have organic growth of 3.5% which is exactly what we were expecting for the third quarter. There is some good news and some less good news. The interesting news is the fact that Europe is starting to pick up ; it’s very tiny, very slight growth, but the trend is here, there is a clear improvement in Europe. The less good news is the fact that the emerging markets are still a little bit in the slowdown. Still good growth, because we have a growth in the emerging markets or the fast growing markets of above 5% for the quarter, but we see that the trend that we have seen in the last few years is slowing down a little bit. The last good news – and that is very good news – is the fact that we have been quite fortunate to invest so massively in the field of Digital, as our digital operations are growing by 12.3% in the last quarter. And this is something which is extremely interesting, because at the same time the analog operations were going down by 0.8%. So that’s not very good and the combination is helping us first to post a 3.3% year-to-date organic growth and we have also the very good fortune of having close to 40% of our revenue coming from digital operations. So I would say it’s a good quarter.

EBM : Has anything changed in your market outlook for the short to medium-term since you last spoke on the subject, back when you announced the planned merger with Omnicom ?

Maurice Lévy : Not really. By the way, Zenith Optimedia has not changed its forecast, which is good news, because at each release of new forecasts since a few years we were seeing a small decrease of the forecasts of Zenith Optimedia. The last one, which was published in September, has not changed. So we are still with this 3.5% objective of media investment, which for advertising agency revenue would translate into something like 2.3%. The good news also is that for 2014 we expect a growth of media expenditures or media investment in the region of 5.1-5.2%. So all this is showing that we are in the good trend. If we look by region or the key elements, the first one is that the trend seems to continue to be positive for Europe – slightly positive – but positive. The second aspect is that the US remains strong and the growth seems to be solid and sustainable. The only question we may have – and this may have consequences not only in the US but in the rest of the world – is what is going on with the shutdown and with the discussion on the debt ceiling. The third aspect is clearly Digital, for which we still expect double digit growth. So when you look at all these aspects, we feel quite comfortable for Q4. However, and as I’m always warning every year at this period of time, Q4 is a quarter which is difficult to predict, because there may be some increase or some decrease, some cuts in the investment according to the way our clients will close their books. So some [clients] may see a profit which is quite good and solid and they may decide to consolidate better their market share by investing more. Some [clients], on the contrary, may see some difficulties and they may wish to cut in order to release better profitability. So we are always in a kind of, let’s say, uncertainty for the last quarter of the year.

EBM : Regarding Emerging Markets, has there been any change to the trading environment since you last spoke out ?

Maurice Lévy : There are some issues. Clearly the riots in Brazil are a concern. The fact that the market is not picking up as fast as expected in China is also a concern. The other markets, with the exception of India, seem to be in very good health. India has a specific problem as you know. So we are still considering that a 5% growth in the emerging markets at year-end is a possibility. So we feel cautiously optimistic regarding emerging markets.

EBM : Coming now to the planned merger of equals with Omnicom Group. As you know some of your competitors have challenged the rationale of this merger and you yourself have had more time to work on the merger. Are you still as confident in your initial assessment of the rationale of this merger ?

Maurice Lévy : Saying that my competitors have challenged the merger or the rationale for the merger is, I think, very nice and very elegant from your side. I think that they have been fighting the merger – and they are fighting the merger – because they see themselves all the potential that this merger can bring. When you look at all the possibilities, I can understand that they are unhappy. We will have by far the best operation in the world. Don’t forget that this merger is a merger of equals between two great companies with the best track records in the last ten years. I’m saying the last ten years, the best track records, both in growth and margin. It is also the best financial track record of results and the best balance sheets that are merging. So this is something which I understand can be a worry. The second aspect, which I think is much more important, is that when you see what we can deliver for our clients, it’s the full spectrum, the full scope of services at scale with a range which is quite unique in terms of quality, of depth and breadth and talents. The other aspect is that both Omnicom and Publicis are investing a lot in talents and the fact that we are merging will pool our resources together and we will be the one who can offer the best career path for all the people who would like to work in this field. So it’s something which is enormously interesting and I’m not speaking about the financial aspect, I’m speaking only about the professional aspect. And there is also what we can leverage for our clients as well as for our employees and our shareholders : our digital assets, the full spectrum of agencies of different kinds. I have already mentioned this, but you can imagine when you have all this working at the right speed for the client, this is generating immediately some very significant results for our clients. So it’s something which should normally not only work as we expect, but probably better than what we expect.

EBM : Precisely, are you seeing any additional growth opportunities linked to your newfound scale, opportunities that are perhaps coming even more to your attention than you initially thought when you announced the merger ?

Maurice Lévy : When we look at all the possibilities, the first that we can imagine, which is the easiest one, it’s what Americans call the low-hanging fruits, and the low-hanging fruits is cross selling. Omnicom has fantastic assets in the field of CRM or field marketing or trade marketing. We have the best and the brightest operation in Digital. When you combine this you have some of the best strength of the agencies. So we can offer our clients the services that we don’t have currently, such as CRM, that Omnicom has at scale and the best. The same happens – or can happen tomorrow – with the Omnicom clients and our digital capabilities. So when we look at this, and just on the back of an envelope when we are making a rough calculation, we see that we can generate easily 100 business points on top of what we should normally deliver in terms of growth. So we feel pretty comfortable.

EBM : What is your update on the regulatory approval process ? Are we still on track to meet the initial timetable, to close the deal by the end of the first quarter ?

Maurice Lévy : We hope so. We have been working very hard, we have discovered that in fact it is a monumental task and I must say that our teams, on both sides, have done a terrific job. Our lawyers, as well as the economists who are helping us to define the market share etc., are pretty confident and we should normally get the result pretty soon. We have already got some green lights from South Korea and South Africa. In the most important countries the situation is more complicated, more complex because we have a lot of operations and we are in the process, the filing has been made in the US with the FTC and the conversation and discussion has started with the EU. So we feel that things should go on track and we don’t foresee any major hurdles.

EBM : You’ve been able to have more in-depth discussions with clients about the planned merger with Omnicom. Can you give us more feedback from these discussions, how are clients responding ?

Maurice Lévy : I think that the best answer that I can give to this is to ask you to have a look at an article which has been published by Ad Age, and the reporter has called many of our clients. Is it an accident ? Is it simply that it has been very hard for them to find anyone who is against ? Everyone that has been asked has been extremely positive. So there are some conflicts, but we are used to working behind Chinese walls and we have put in place all the firewalls and the separate entities and the separate agencies which are already working with conflicting accounts. So we believe that things will go well. For the time being, all my contacts, without any exception, have been enthusiastic and everyone has congratulated me, the teams for this merger and our clients are seeing very well the benefit that they can derive from the merger. So, so far so good.

EBM : The future Publicis Omnicom Group brings together more and more IT skills, addressing larger IT budgets. This will be putting you in competition with other players, such as Big Four consulting firms or even technology pure-players such as Google, Facebook or Microsoft. What are your comments on the increased competition you might be facing with your new model, and how are you prepared to deal with it ?

Maurice Lévy : We know that we will more than double the size of Publicis and almost double the size of Omnicom. But at the same time, we know also where we are and with whom we are competing. So we are not going to compete against the consulting firms or against Google, Facebook or Microsoft. When it comes to the platforms, we are partners and we have strategic alliances and we want to continue to develop our relationship with them and to grow with them, to grow their revenue as well as our knowledge of this new world and to grow our competences in this field. So we are absolutely not competing against Google, Facebook, Microsoft. It’s like you are telling me “Are you competing with Disney, Time Warner ?” No, we are not competing, we are a complement to what they are doing and we have very good strategic alliances and partnerships with them. So I feel extremely pleased and honoured to be a partner of these great platforms. At the same time, we are strengthening our position and we have access to new areas such as Big Data or new services, such as the ones that we are developing on e-commerce. When it comes to consultants, we are not competing, but it happens from time to time that they are competing with us to acquire an agency. But that’s life, that’s normal. We welcome competition. We like competition. It’s very interesting. It makes you a better challenger and it makes you a better leader if you are already a leader. So it’s something which is positive and we can compete on the fringes of some services, simply because they cross some lines, because they are advising some clients as well as we do cross some lines because we go further than just the branding and communication, which is part of what we do on a regular basis. So, if you want me to say that the world is changing and that there is a blur which is growing in how the world is organised today, the answer is yes. The borders between consultant and advertising agency are blurring, the borders between us and platforms are blurring a little bit and we have to adapt ourselves in order to partner when it comes to it and compete when it comes to it. All this is healthy and giving a very good service to our clients.

EBM : Maurice Lévy, CEO of Publicis Groupe, thank you very much.

Maurice Lévy : Thank you

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning Omnicom, Publicis, Publicis Omnicom Group, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of Omnicom and Publicis as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or shareholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; losses on media purchases and production costs incurred on behalf of clients; reductions in client spending, a slowdown in client payments and changes in client communication requirements; failure to manage potential conflicts of interest between or among clients; unanticipated changes relating to competitive factors in the advertising and marketing industries; ability to hire and retain key personnel; ability to successfully integrate the companies’ businesses; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including clients, employees and competitors; ability to attract new clients and retain existing clients in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their clients; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in Omnicom’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in Publicis’s annual reports, registration documents and other documents filed from time to time with the French financial market regulator (Autorité des Marchés Financiers or “AMF”). Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

Publicis Omnicom Group will file with the SEC a registration statement on Form S-4, which will include the proxy statement of Omnicom that also constitutes a prospectus of Publicis Omnicom Group (the “proxy statement/prospectus”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY

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WILL CONTAIN IMPORTANT INFORMATION ABOUT OMNICOM, PUBLICIS, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties by contacting Corporate Secretary, Omnicom Group Inc., 437 Madison Avenue, New York, NY 10022, (212) 415-3600 (for documents filed with the SEC by Omnicom) or Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00 (for documents filed with the SEC by Publicis or Publicis Omnicom Group).

IMPORTANT ADDITIONAL INFORMATION WILL BE MADE AVAILABLE IN AN AFM APPROVED PROSPECTUS

Publicis Omnicom Group will make publicly available a prospectus, approved by the Dutch financial markets regulator (Stichting Autoriteit Financiële Markten or “AFM”), with respect to the issuance of new shares as a result of the proposed transactions and their admission to trading on a regulated market in the European Union (including any supplement thereto, the “Admission Prospectus”). The Admission Prospectus will be passported by the AFM to the AMF with a view to the admission of Publicis Omnicom Group shares to listing on Euronext Paris. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE ADMISSION PROSPECTUS, AND OTHER RELEVANT DOCUMENTS, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Admission Prospectus from Publicis Omnicom Group on Publicis’s website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

IMPORTANT ADDITIONAL INFORMATION FOR PUBLICIS SHAREHOLDERS

Publicis will prepare a report to be made available in connection with the Publicis meeting of shareholders called to approve the proposed transactions (the “Report”). INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REPORT, AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE AMF, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBLICIS, OMNICOM, PUBLICIS OMNICOM GROUP, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the Report from Publicis on its website at www.publicisgroupe.com or by contacting Investor Relations, 133 avenue des Champs Elysées, 75008 Paris, France, +33 (0) 1 44 43 65 00.

NO EEA PROSPECTUS UNTIL ADMISSION PROSPECTUS

No prospectus is required under the European Economic Area Prospectus Directive 2003/71/EC, as amended and as transposed in Dutch and French law, and no such prospectus or document will be made available until the Admission Prospectus is made available.

PARTICIPANTS IN THE SOLICITATION

Omnicom, Publicis and Publicis Omnicom Group and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Omnicom in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the shareholders of Omnicom in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding Omnicom’s directors and executive officers is contained in Omnicom’s Annual Report on Form 10-K for the year ended December 31, 2012 and its Proxy Statement on Schedule 14A, dated April 11, 2013, which are filed with the SEC.

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